

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

October 25, 2005

<u>via U.S. mail and Facsimile</u>

Tom Djokovich
Chief Executive Officer
XSUNX, Inc.
65 Enterprise
Aliso Viejo, California 93117

> **Re: XSUNX, Inc.
> Form SB-2/A filed October 11, 2005
> File No. 333-127613**

Dear Mr. Djokovich:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A filed October 11, 2005

General

1. We note your response to prior comment one. We are not clear how your response (that allowing the warrants and the debentures to be exercisable at the time the securities may be sold under the Standby Equity Distribution Agreement is not inconsistent with the position of the staff of the Division of Corporation Finance "as long as the Debentures and the Warrants are not held by Cornell or its

affiliates") relates to our comment since the debentures and the warrants are currently held by Cornell and the shares underlying the debentures and warrants are being registered for resale. Please more fully explain what you mean by your statement and why it is applicable to our comment.

2. Please disclose that you will not use proceeds of the sales of shares of common stock under the equity line to repay the debentures.

3. In addition, we note that if there is an event of default with regard to any of the transaction documents, (and it appears the standby equity distribution agreement is included in the definition of transaction documents), the conversion price would be substantially reduced. Please advise. Please note that this provision is inconsistent with our guidance because Cornell has a convertible debenture in which the conversion is tied to the equity line.

4. In this regard, we note the deleted disclosure regarding the securities purchase agreement on page 27. Please include a section discussing in detail the terms of the debentures and warrants, the stock purchase agreement and highlighting the terms that effect or are effected by the equity line.

5. We note your response to prior comment two. Please clarify whether this new escrow agreement supplements or replaces the escrow agreement previously filed.

6. We note your response to prior comment three; however, we continue to be concerned with the possibility that Cornell could waive the cap on the amount of securities that it can hold. In this regard, we note that section 5 of the Pledge and Escrow agreement specifically states that the 9.9% limit can be waived by Cornell. We read this provision in connection with the Standby Equity Distribution Agreement, Article VII. Conditions for Advance and Conditions to Closing, Section 7.2(g) Maximum Advance Amount.

   Given that Cornell can waive the cap, regardless of the 65 day notice period, it appears that such a waiver provides Cornell with discretion that is inconsistent with our equity line position and would impact the conclusion that the sale occurred at a fixed price. It also appears to us that the 9.9% limit discussed in the Standby Equity Distribution Agreement operates separately from the 4.9% limit which relates only to the amount it can receive upon conversion of the notes or exercise of the warrants. Cornell's ownership could exceed 4.9% based upon purchases it makes under the equity line. In this regard, please add Cornell to the beneficial ownership table on page 25.

7. We note your response to prior comment four. However, Item 512 of Regulation S-B and our staff position require that you must file a prospectus supplement for

these matters. You would only be permitted to include this information in a Form 8-K if you registered this offering on Form S-3.

Standby Equity Distribution Agreement, page 1

8. We note your response to prior comment 24. Please revise here and elsewhere in the prospectus as necessary, to disclose that upon the execution of the equity distribution agreement, you paid the $390,000 commitment fee in shares to Cornell Capital. Disclose the amount of shares that were issued to satisfy the commitment fee. In addition, disclose any other fees that were paid in connection with your entry into the equity distribution agreement.

9. Please disclose whether the company will receive cash from the sale of shares to Cornell under the equity line agreement and whether Cornell will either directly or indirectly receive the proceeds from the sale of such shares.

10. Please explain how Cornell and the company decided upon the dollar or share amount of the equity line agreement. Please state your belief regarding whether or not Cornell will provide the company with the total dollar amount available under the equity line agreement. Please provide us with all press releases, transcripts and other communications directed to the market regarding the equity line agreement and other transactions with Cornell along with an explanation of how you have represented the potential proceeds under the equity line agreement and other transactions to the market.

12% Secured Convertible Debentures, page 2

11. We note that you may not issue shares of your common stock upon conversion of the debentures if the issuance of the shares would result in Cornell owning more than 4.9% of your common stock. Please add disclosure regarding the risks associated with this limitation. For example, if this limit is reached and a selling security holder cannot or does not sell any shares to reduce its holdings, will you be required to make payments in cash? If the selling security holder cannot or does not reduce its holdings and you are unable to make a payment in cash, would an event of default occur?

Use of Proceeds, page 8

12. It appears that the warrants issued pursuant to the Securities Purchase Agreement allow Cornell to choose either a cash exercise or a cashless exercise. Revise the prospectus to disclose that fact, and discuss the cashless exercise in further detail. Revise this section to indicate the amount of proceeds the company will receive if a cash exercise is chosen.

13. It appears that footnote 1 to the use of proceeds table is missing. Please revise.

Security Ownership of Certain Beneficial Owners and Management, page 24

14. We note your response to prior comment 27 with respect to Cornell Capital; however, the selling shareholder table states that the shares beneficially owned by Cornell Capital prior to the offering equals 13.3%. Please revise as previously requested.

15. Please revise footnote two to state the natural person or person with whom Mr. Djokovich shares voting and investment powers.

16. Please provide an explanation of whether or not Cornell or any of its affiliates is an affiliate of your company. Please tell us if your answer would be different if you disregarded any caps on ownership of your securities to which Cornell is subject.

Plan of Distribution, page 29

17. With respect to the shares issued pursuant to the equity line agreement, please revise to clarify that Cornell Capital may not use Rule 144 to affect resales. Rule 144 is a safe harbor from underwriter status. Cornell Capital is an underwriter with respect to the equity line shares and therefore, Rule 144 is not available.

Exhibits, page II-3

18. We note your response to prior comment 40; however, it appears that you have not provided the requested information. Please confirm that exhibits A-F of the Securities Purchase Agreement are the additional exhibits filed with the Form 8-K dated July 14, 2005. Otherwise, amend the Form 8-K to include these exhibits.

Exhibit 5.1

19. It appears that a revised legal opinion was not filed as an exhibit to the amended registration statement as requested. Please file the revised legal opinion with your next amendment.

Form 8-K/A filed October 11, 2005

20. We note the new escrow agreement filed as Exhibit 10.7. In Section 13.b.iv., we note that Walter K. Weisel has been appointed to act as the representative of the company and that Section 15 requires that notice being sent to the company should be sent to the attention of Walter K. Weisel at Innova Holdings, Inc.

Please tell us the relationship that exists between Walter K. Weisel, Innova Holdings, Inc., and XsunX, Inc.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to me at (202) 551-3767.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Gregory Sichenzia, Esq.
Louis Brilleman, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas, 21st Floor
New York, New York 10018